October 18, 2010
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention:	Brian Cascio
Leigh Ann Schultz
Gary Todd
Ruairi Regan
Geoffrey Kruczek

Re:	Atmel Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010
File No. 000-19032
Ladies and Gentlemen:
     Atmel Corporation (“Atmel” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 23, 2010, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”) filed with the Commission on March 1, 2010.
     In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.
Form 10-K for the fiscal year ended December 31, 2009
Note 12. Income Taxes, page 91
1.	We acknowledge your responses to prior comments 6 and 7. With a view toward providing enhanced disclosure in future filings, please tell us how you considered the illustration example provided in FASB ASC 740-10-55-217 in determining the extent of your disclosure about the tax audit issues. In that regard, we note that the example provided in the Codification provides a brief description of the nature of the tax audit issues. In your response, please provide any proposed disclosure for future filings.
Atmel Corporation • 2325 Orchard Parkway • San Jose, CA 95131 • (408) 441-0311

Securities and Exchange Commission
October 18, 2010

Management considered the guidance in FASB ASC 740-10-55-217 when preparing its financial statements. Given that the IRS audit for the tax years 2000 - 2003 involved a significant number of issues, including transfer pricing between Atmel subsidiaries, Management did not believe that providing a description of these items would be useful to the reader. In addition, at the time of the filing of the Form 10-K, Management was not able to accurately determine the range of the unrecognized benefits that may occur, which was disclosed in the filing. In addition, the Company provided a roll forward of its unrecognized tax benefits, as suggested by the referenced guidance.
During the second quarter of 2010, negotiations with the IRS progressed to the point where agreement was reached with the Appeals Officer but still required approval at the congressional committee level. While this was an important step forward, the final outcome still involved significant uncertainty. As a result of these events and the uncertainty of the outcome of the IRS audit, management evaluated its unrecognized tax positions and concluded that release of its reserves and the impact on its financial statements was not required at that this date. In making this determination, management relied on ASC 740-10-35-2, which states in part that “Subsequent recognition, derecognition, and measurement shall be based on management’s best judgment given the facts, circumstances and information available at the reporting date.” At the reporting date, management was not aware of any new facts that would support a decision to reverse the accrual of the unrecognized tax benefits.
Even though management did not have sufficient evidence or facts to reverse the accrual for uncertain tax position, we did update our disclosure for the second quarter financial statements, in accordance with the guidance in FASB ASC 740-10, to state the following:
“The Company believes that it is reasonably possible that the IRS audit and the audits in foreign jurisdictions may be resolved and/or there will be an expiration of the statute of limitations within the next twelve months, which could result in the potential recognition of unrecognized tax benefits within the next twelve months of up to $152,000, including tax, interest and penalties.”
During the third quarter, the Company was notified that the proposed IRS settlement was approved by the Joint Committee of Taxation, which effectively settles the audit. As a result, the Company will reverse unrecognized tax benefits in its third quarter financial statements to the extent effective settlement has been reached. The settlement of the IRS audit and the reversal of the accrual for uncertain tax positions will provide a benefit to income expense, a decrease to the liability for long-term income taxes payable and an increase to gross deferred tax assets before application of the valuation allowance.
In the interest of enhanced and transparent disclosure, we will include the nature of significant proposed audit adjustments, consistent with the illustration example provided in FASB ASC 740-10-55-217, in future filings as applicable.

Securities and Exchange Commission
October 18, 2010

The Company expects to include the following disclosure in the Company’s third quarter interim filing to describe the impact of the IRS settlement:
“During the third quarter, management was able to complete negotiations and conclude its IRS audit for the years 2000 - 2003. The IRS had previously assessed significant additional income taxes, primarily related to transfer pricing, which were resolved through the tax appeals process.
As a result of the settlement of this audit, the Company recognized previously unrecognized tax benefits of approximately $XXX during the quarter, which resulted in a benefit to tax expense of $XXX), related to the release of previously accrued tax reserves, and an increase in gross deferred tax assets, primarily foreign tax credits and net operating losses (with a full valuation allowance) of $XXX. The Company also recorded an additional benefit to income tax expense of approximately $XXX, of which $XXX related to the release of previously accrued penalties and interest on the tax exposures, and $XXX related to a refund from the carryback of tax attributes to tax years prior to the audit.
The Company does not expect further significant increases or decreases to unrecognized tax benefits within the next twelve months.”
2.	We note your response to prior comment 8. Please expand your justification for why you believe disclosing the historical performance goals applicable to your short-term inventive program will result in competitive harm to you. For example, please:
•	Clarify how disclosing performance target levels for a past year would “offer insight into [y]our expectations for the coming fiscal year.” For instance, explain why would a past year’s performance targets necessarily be predictive of your strategic plans for future years, given that your compensation committee could assign different weights to these goals or different goals altogether;

•	Tell us how competitors would be able to extrapolate or forecast your business model to future periods from disclosure of performance targets for a past year. For example, how would a competitor’s comparison of these business goals as reflected in the performance targets enable it to draw a specific conclusion with respect to your strategic activities in future years? Might there be multiple variables that affected actual performance that are unrelated to the performance targets and your strategy?

•	Discuss how disclosure of the performance targets will result in substantial competitive harm and undermine multi-year business strategies. It is unclear how you reached this conclusion, given that the predictive value would appear subject to significant assumptions by your competition as to your strategic direction; and

•	Describe in more detail how disclosing the financial targets of the company for the past year would results in competitive harm to you.

Securities and Exchange Commission
October 18, 2010

In response to the Staff’s comment and its prior comment 8, we hereby undertake in future proxy statements to disclose the specific historical, financial targets for our named executive officers to earn their respective annual cash incentive payments. Such disclosure would read substantially similar to the following: “For purposes of the 20XX Bonus Plan, Atmel’s fiscal year 20XX target revenue was $XXX million and our fiscal year 20XX target non-GAAP operating profit percentage was XX%.”
Item 13. Certain Relationships . . ., page 115
3.	The last sentence of your response to prior comment 9 implies that related-party transactions occurred and were reviewed during 2009. Your disclosure on page 40 of your definitive proxy statement indicates that there were no reportable transactions during 2009. Please reconcile. If you mean that the transactions your Audit Committee reviewed during 2009 were not reportable, in addition to not significant, then please clarify your response accordingly.

We hereby confirm that the related party transactions that our Audit Committee reviewed during 2009 were neither reportable nor significant.
* * * * *

Securities and Exchange Commission
October 18, 2010

     Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.
     Please direct your questions or comments to me at (408) 441-0311. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (408) 487-2517. Thank you for your assistance.

Sincerely, ATMEL CORPORATION
/s/ Stephen Cumming
Stephen Cumming
Chief Financial Officer

cc:	Jose Macias, Esq., Wilson Sonsini Goodrich & Rosati Edward Jackson, PricewaterhouseCoopers LLP